Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

October 19, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attn: Ms. Cecilia Blye

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed February 28, 2007
       File No. 0-50189

Ladies and Gentlemen:

Crown Holdings, Inc. (“Crown”) is responding to the comments raised in your letter dated September 21, 2007 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2006. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

General

1.	We note disclosure in a press release dated December 13, 2005 in the “Press Release” section of your website that Crown Bevcan Europe & Middle East, a division of the company, manufactured beverage cans for the Syrian market. Syria is a country identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether by direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided into Syria, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by it.

2.	Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning Syria. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

[ * * * ] Confidential treatment requested.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have commercial contacts with Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Syria, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.

Response to Comments

Foreign subsidiaries of Crown sell beverage cans and closures to customers throughout the world, including Syria. In connection with beverage can sales, such foreign subsidiaries also provide, at no additional cost to customers, the services of technicians (none of whom are citizens of the U.S. or employees of Crown or any U.S. subsidiary of Crown) with expertise in the filling and sealing of beverage cans.

In the aggregate, beverage can and closure sales to customers in Syria for the fiscal years ended December 31, 2006, 2005 and 2004 totaled [ * * * ].

Crown does not believe that the contacts with Syria described above constitute a material investment risk to Crown security holders. As described above, quantatively the sales of Crown’s foreign subsidiaries to Syrian customers represent only a small portion of Crown’s consolidated sales and gross profit. In qualitative terms, the sales of Crown’s foreign subsidiaries to Syrian customers consist of beverage cans and closures, which will typically be used to package beverages for consumer use. Crown also notes that, to the best of Crown’s knowledge, understanding and belief, the Syrian customers of Crown’s foreign subsidiaries are not the government of Syria or controlled by the government of Syria and the government of Syria or persons or entities controlled by the government do not receive cash or act as intermediaries in connection with the Syrian beverage can sales of Crown’s foreign subsidiaries. Accordingly, Crown does not believe that such sales would alter the total mix of information available to a reasonable investor or materially adversely impact Crown’s reputation or share value.

[ * * * ] Confidential treatment requested.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

3.	We also note disclosure in a press release dated September 14, 2005 in the “Press Release” section of your website that Crown Specialty Packaging, an affiliate of the company, made promotional metal containers for Chupa Chups Group’s confections, which were distributed in “Korea.” Please describe to us any direct or indirect contacts you have had, have or anticipate having with North Korea, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. Provide the same type of description and materiality analysis regarding such contacts as we have requested in the two foregoing comments regarding your contacts with Syria.

Crown and its subsidiaries do not have sales into or other contacts with North Korea. To the best of Crown’s knowledge, understanding and belief, the above referenced metal containers were distributed in South Korea.

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Vice President and Corporate Controller, at 215.698.5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly Thomas A. Kelly Vice President and Corporate Controller

[ * * * ] Confidential treatment requested.